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                                                    Exhibit 99.51

                                                     [Tyson logo]


                       Tyson Foods, Inc.
                          P.O. Box 2020
                   Springdale, AR  72765-2020
                         (501) 290-4000


 TYSON FOODS NOTIFIES WLR FOODS THAT IT HAS OFFICIALLY WITHDRAWN
                    NOMINATIONS FOR WLR BOARD


Springdale, Arkansas (August 10, 1994) -- Tyson Foods, Inc. (NASDAQ;TYSNA) announced today that it has withdrawn all nominations for candidates which were proposed to be elected at WLR's next annual meeting. Tyson believes that WLR's agreement to acquire certain turkey operations of Cuddy Farms, Inc. for cash and shares representing up to 10.5% of WLR's outstanding stock made the chances extremely unlikely of winning a proxy contest at the annual meeting.

Don Tyson, Chairman of Tyson Foods, emphasized, "It is pointless to pursue the election of our nominees, particularly in light of the fact that this block of 10.5% of WLR shares is to be held in a voting trust for four years and will be required to be voted in accordance with the recommendations of the WLR Board."

Mr. Tyson also commented on the decision issued yesterday by Judge James H. Michael of the U.S. District Court for the Western District of Virginia denying Tyson's motions to have the Virginia anti-takeover statutory "scheme" declared unconstitutional, "We are disappointed that Judge Michael apparently is willing to give the board and management of a Virginia company what in effect amounts to virtual veto power to block any acquisition offer. With the `scorched earth' tactics of the WLR Board and its entrenchment actions at every turn, the Board has sent one clear message to their stockholders: 'The Board, not WLR's stockholders, will decide if, and when, WLR will be sold.'"

Tyson has previously stated, with respect to the 600,063 WLR shares currently owned by Tyson, that, while it reserves the right to maintain this position, it may choose at any time to sell or otherwise dispose of all or any portion of these shares in open market or privately negotiated transactions.

For further information, contact Tyson's Director of Media, Public and Governmental Affairs, Archie Schaffer, III at (501)
290-7232 or Stanley J. Kay, of MacKenzie Partners, Inc. at (212)
929-5940.